Exhibit 99.1

eLong Reports Third Quarter 2013 Unaudited Financial Results

Net revenues increased 51% versus Q3 2012

BEIJING, November 13, 2013 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the third quarter ended September 30, 2013.

Highlights

■	Hotel room nights stayed in the third quarter increased 68% to 7.7 million room nights compared to 4.6 million in the prior year period.

■	Hotel commission revenue for the third quarter increased 63% to RMB255.2 million (US$41.7 million), compared to RMB156.6 million (US$24.9 million) in the third quarter of 2012.

■	Net revenues for the third quarter increased 51% to RMB296.9 million (US$48.5 million), compared to RMB197.3 million (US$31.4 million) in the third quarter of 2012.

■	Mobile hotel bookings comprised more than 25% of total hotel room nights stayed in the third quarter, compared to 20% in the second quarter. Cumulative downloads of eLong mobile apps reached more than 35 million.

“In Q3, we achieved a record of 7.7 million quarterly hotel room nights stayed, a 68% increase year-on-year,” said Guangfu Cui, Chief Executive Officer of eLong. “We are executing our mobile hotel strategy and constantly upgrading our mobile user experience. eLong mobile apps have achieved 35 million cumulative downloads, and mobile comprises more than 25% of our total hotel bookings.”

Business Results

Revenues

Total revenues by product for the third quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

	Q3 2013	% Total	Q3 2012	% Total	Y/Y Growth
Hotel reservations	255.2	81%	156.6	74%	63%
Air ticketing	35.2	11%	35.2	17%	0%
Other	25.6	8%	20.1	9%	28%
Total revenues	316.0	100%	211.9	100%	49%

Hotel Reservations

Hotel commission revenue increased 63% in the third quarter of 2013 compared to the same period in 2012, primarily due to higher volume, partially offset by lower commission per room night. Room nights stayed in the third quarter increased 68% year-on-year to 7.7 million. Commission per room night decreased 3% year-on-year, primarily due to a decrease in the average daily rate. Hotel commission revenue grew to 81% of total revenues from 74% in the prior year quarter.

Air Ticketing

Air ticketing commission revenue was RMB35.2 million in the third quarter of 2013, consistent with the prior year quarter, driven by a 30% increase in air segments to 863,000, partially offset by a 23% decrease in commission per segment. Commission per segment decreased compared to the prior year quarter, mainly due to our air coupon program, as well as a decrease in average ticket price. Air ticketing commission revenue decreased to 11% of total revenues from 17% in the prior year quarter.

Other

Other revenue is primarily derived from advertising and travel insurance. Other revenue increased 28% year-on-year in the third quarter of 2013, mainly driven by increased advertising and travel insurance revenue. Other revenue decreased to 8% of total revenues from 9% in the prior year quarter.

Profitability

Gross margin in the third quarter of 2013 was 75%, compared to 70% in the third quarter of 2012. The improvement in gross margin was driven by operational efficiencies and mix shift to mobile and online hotel bookings, partially offset by lower hotel commission revenue per room night.

Operating expenses for the third quarter of 2013 as compared to the same period in 2012 were as follows (in RMB million):

	Q3 2013	% of Net Revenue	Q3 2012	% of Net Revenue	Y/Y Growth
Service development	48.3	16%	33.4	17%	45%
Sales and marketing	211.7	72%	144.7	74%	46%
General and administrative	20.5	7%	16.2	8%	26%
Amortization of intangible assets	0.9	-	0.3	-	N/M
Charges related to property and equipment	-	-	0.4	-	N/M
Total operating expenses	281.4	95%	195.0	99%	44%

Total operating expenses increased 44% for the third quarter of 2013 compared to the third quarter of 2012. Total operating expenses decreased to 95% of net revenues in the third quarter of 2013 from 99% in the prior year quarter. Operating loss was RMB57.9 million in the third quarter of 2013 compared to operating loss of RMB56.2 million in the prior year quarter.

Service development expenses consist of expenses related to technology and our product offering, including our websites, platforms and other system development, as well as our supplier relations function. Service development expenses increased 45% compared to the prior year quarter, mainly driven by higher personnel expenses and share-based compensation charges. Service development expenses decreased to 16% of net revenues in the third quarter of 2013, compared to 17% in the same quarter of 2012.

Sales and marketing expenses for the third quarter of 2013 increased 46% over the prior year quarter, driven by increased online and mobile marketing, advertising expenses, and hotel commission payments to affiliates. Sales and marketing expenses decreased to 72% of net revenues in the third quarter of 2013 from 74% in the same quarter of 2012.

General and administrative expenses for the third quarter of 2013 increased 26% compared to the prior year quarter, mainly driven by higher share-based compensation charges. General and administrative expenses decreased to 7% of net revenues in the third quarter of 2013 from 8% in the same quarter of 2012.

Other income was RMB16.5 million in the third quarter of 2013 compared to other income of RMB16.2 million in the third quarter of 2012.

Income tax expense for the third quarter of 2013 was RMB9.6 million, compared to income tax benefit of RMB7.2 million during the prior year quarter, mainly driven by the recording of a valuation allowance of RMB12.7 million on deferred tax assets.

As of September 30, 2013, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.9 billion (US$307 million), substantially all of which was held in Renminbi.

Net loss for the third quarter of 2013 was RMB50.4 million, compared to net loss of RMB33.1 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the third quarter of 2013 were each RMB1.44 (US$0.24), compared to basic net loss per ADS and diluted net loss per ADS of RMB0.96 (US$0.16) in the prior year quarter.

Business Outlook

eLong currently expects net revenues for the fourth quarter of 2013 to increase by 20% to 30% compared to the fourth quarter of 2012. This outlook reflects eLong’s current and preliminary view, which is subject to change.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs and/or maintain profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business and Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, and risks relating to the application of preferential tax policies, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its third quarter 2013 unaudited financial results on November 14, 2013 at 8:30 am Beijing time (November 13, 2013, 7:30 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. The toll-free numbers for China Mainland participants are 10800-712-1470 (China Unicom) and 10800-120-1470 (China Telecom) and the toll number for China Mainland participants is 86-400-810-4731. International participants can dial +1-210-795-0512. Pass code: eLong.

Additionally, an archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/index.php?s=19.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of approximately 240,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile (iPhone, iPad, Android, and Windows Phone) applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

eLong, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2012	Jun. 30, 2013	Sep. 30, 2013	Sep. 30, 2013	Sep. 30, 2012	Sep. 30, 2013	Sep. 30, 2013
	RMB	RMB	RMB	USD(1)	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	156,598	198,546	255,182	41,696	433,335	633,879	103,575
Air ticketing	35,198	35,611	35,198	5,751	92,301	102,496	16,748
Other	20,053	17,524	25,599	4,184	47,149	62,329	10,184
Total revenues	211,849	251,681	315,979	51,631	572,785	798,704	130,507
Business tax, VAT and surcharges	(14,590)	(17,360)	(19,030)	(3,110)	(37,334)	(50,039)	(8,176)
Net revenues	197,259	234,321	296,949	48,521	535,451	748,665	122,331
Cost of services	(58,514)	(59,872)	(73,441)	(12,000)	(145,938)	(188,130)	(30,740)
Gross profit	138,745	174,449	223,508	36,521	389,513	560,535	91,591

Operating expenses:
Service development	(33,381)	(40,385)	(48,299)	(7,892)	(91,110)	(125,178)	(20,454)
Sales and marketing	(144,722)	(164,952)	(211,682)	(34,588)	(302,198)	(489,249)	(79,943)
General and administrative	(16,194)	(16,091)	(20,472)	(3,345)	(45,559)	(58,148)	(9,501)
Amortization of intangible assets	(279)	(911)	(911)	(149)	(809)	(2,735)	(447)
Charges related to property and equipment	(378)	-	-	-	(378)	(177)	(29)
Total operating expenses	(194,954)	(222,339)	(281,364)	(45,974)	(440,054)	(675,487)	(110,374)
Loss from operations	(56,209)	(47,890)	(57,856)	(9,453)	(50,541)	(114,952)	(18,783)

Other income:
Interest income	14,955	14,857	15,643	2,556	40,568	45,129	7,374
Foreign exchange losses	(83)	(483)	(377)	(62)	(730)	(1,399)	(229)
Other	1,339	(949)	1,224	200	2,829	795	130
Total other income	16,211	13,425	16,490	2,694	42,667	44,525	7,275

Loss before income tax benefit/(expense)	(39,998)	(34,465)	(41,366)	(6,759)	(7,874)	(70,427)	(11,508)
Income tax benefit/(expense)	7,178	(43,069)	(9,603)	(1,569)	3,567	(55,948)	(9,142)
Share of net income/(loss) in non-consolidated affiliates	(320)	1,426	575	94	(935)	2,646	432
Net loss	(33,140)	(76,108)	(50,394)	(8,234)	(5,242)	(123,729)	(20,218)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income	(33,140)	(76,108)	(50,394)	(8,234)	(5,242)	(123,729)	(20,218)

Basic net loss per share	(0.48)	(1.10)	(0.72)	(0.12)	(0.08)	(1.79)	(0.29)
Diluted net loss per share	(0.48)	(1.10)	(0.72)	(0.12)	(0.08)	(1.79)	(0.29)

Basic net loss per ADS(2)(3)	(0.96)	(2.20)	(1.44)	(0.24)	(0.16)	(3.58)	(0.58)
Diluted net loss per ADS(2)(3)	(0.96)	(2.20)	(1.44)	(0.24)	(0.16)	(3.58)	(0.58)

Shares used in computing net income per share:
Basic	68,859	69,201	69,668	69,668	68,711	69,293	69,293
Diluted	68,859	69,201	69,668	69,668	68,711	69,293	69,293

Share-based compensation charges included in:	6,979	6,516	15,396	2,516	22,096	32,350	5,288
Cost of services	417	560	552	90	1,520	1,729	283
Service development	2,660	3,264	6,836	1,117	8,653	13,580	2,220
Sales and marketing	1,015	897	1,441	236	3,370	3,693	604
General and administrative	2,887	1,795	6,567	1,073	8,553	13,348	2,181

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.1200 on September 30, 2013 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2012	Sep. 30, 2013	Sep. 30, 2013
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	311,140	260,426	42,553
Short-term investments	1,581,502	1,556,829	254,384
Restricted cash	61,400	61,400	10,033
Accounts receivable, net	127,973	208,154	34,012
Amounts due from related parties	23,639	55,882	9,131
Prepaid expenses	21,240	29,324	4,791
Deferred tax assets, current	15,342	11,935	1,950
Other current assets	53,324	86,650	14,159
Total current assets	2,195,560	2,270,600	371,013
Property and equipment, net	72,362	86,307	14,102
Investment in non-consolidated affiliates	42,031	43,969	7,185
Goodwill	77,782	78,152	12,770
Intangible assets, net	14,712	11,431	1,868
Deferred tax assets, non-current	31,037	2,475	404
Other non-current assets	37,149	48,822	7,978
Total non-current assets	275,073	271,156	44,307
Total assets	2,470,633	2,541,756	415,320

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	119,200	160,485	26,223
Income taxes payable	14,671	19,586	3,200
Amounts due to related parties	89,634	70,884	11,582
Deferred revenue	10,197	25,738	4,206
Accrued expenses and other current liabilities	198,970	307,653	50,270
Total current liabilities	432,672	584,346	95,481
Other liabilities	1,086	86	14
Total non-current liabilities	1,086	86	14
Total liabilities	433,758	584,432	95,495

Shareholders’ equity
Ordinary shares	2,864	2,864	468
High-vote ordinary shares	2,691	2,691	440
Treasury stock	(70,105)	(46,751)	(7,639)
Additional paid-in capital	2,238,577	2,267,973	370,584
Statutory reserves	15,409	15,409	2,518
Accumulated deficit	(152,561)	(287,502)	(46,977)
Total eLong, Inc. shareholders’ equity	2,036,875	1,954,684	319,394
Noncontrolling interest	-	2,640	431
Total shareholders’ equity	2,036,875	1,957,324	319,825
Total liabilities and shareholders’ equity	2,470,633	2,541,756	415,320

eLong, Inc.

TRENDED OPERATIONAL METRICS

(IN THOUSANDS)

The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.

We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2	Q3

Hotel Reservations

Room Nights	2,843	3,666	4,601	5,014	16,124	4,877	5,803	7,725
Room Night Y/Y	67%	65%	70%	94%	75%	71%	58%	68%
Average Daily Rate Y/Y	(12%)	(11%)	(9%)	(15%)	(12%)	(4%)	(5%)	(3%)
Commission/Room Night Y/Y	(19%)	(11%)	(27%)	(29%)	(22%)	(15%)	(18%)	(3%)
Hotel Commissions Y/Y	36%	47%	24%	38%	36%	47%	29%	63%

Air Ticketing

Air Segments	554	525	662	637	2,378	672	671	863
Air Segments Y/Y	(6%)	(8%)	12%	11%	3%	21%	28%	30%
Average Ticket Price Y/Y	1%	5%	0%	(4%)	1%	(1%)	(10%)	(7%)
Commission/Segment Y/Y	(5%)	1%	(7%)	(3%)	(4%)	(4%)	(7%)	(23%)
Air Commissions Y/Y	(10%)	(7%)	5%	8%	(1%)	17%	19%	0%

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	11,883	16,013	(33,140)	5,715	471	2,772	(76,108)	(50,394)
Interest income	(11,607)	(14,006)	(14,955)	(14,691)	(55,259)	(14,629)	(14,857)	(15,643)
Income tax expense (benefit)	2,649	963	(7,178)	(12,450)	(16,016)	3,276	43,069	9,603
Depreciation	5,985	6,435	7,096	7,420	26,936	7,759	8,420	8,467
Amortization of intangible assets	251	279	279	247	1,056	913	911	911
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439	6,516	15,396
Foreign exchange losses	618	29	83	1,237	1,967	539	483	377
Impairment loss on equity method investment	-	-	-	4,812	4,812	-	-	-
Other	(873)	-	(641)	1,627	113	(988)	(476)	(1,799)
Adjusted EBITDA	15,854	17,881	(41,477)	1,770	(5,972)	10,081	(32,042)	(33,081)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2012 (Unaudited)					2013 (Unaudited)
	Q1	Q2	Q3	Q4	2012	Q1	Q2	Q3
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss)	11,883	16,013	(33,140)	5,715	471	2,772	(76,108)	(50,394)
Share-based compensation charges	6,948	8,168	6,979	7,853	29,948	10,439	6,516	15,396
Amortization of intangible assets	251	279	279	247	1,056	913	911	911
Foreign exchange losses	618	29	83	1,237	1,967	539	483	377
Other	(40)	(73)	317	1,711	1,915	(79)	608	(185)
Adjusted net income/(loss)	19,660	24,416	(25,482)	16,763	35,357	14,584	(67,590)	(33,895)

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	69,342	69,225	68,859	69,862	69,443	69,733	69,201	69,668
Additional performance units	390	796	858	904	724	1,640	1,687	2,878
Adjusted weighted average shares outstanding	69,732	70,021	69,717	70,766	70,167	71,373	70,888	72,546

Adjusted net income/(loss) per share	0.28	0.35	(0.37)	0.24	0.50	0.20	(0.95)	(0.47)

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